MINEBEA CO.,LTD.
1-8-1 SHIMO-MEGURO
MEGURO-KU. TOKYO 153-8662 JAPAN
TELEPHONE: (81-3)5434-8611
FACSIMILE: (81-3)5434-8601

July 16, 2003

THE U.S. SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549


03024736

RE: Minebea Co., Ltd. – File No. 82-4551

To whom it may concern:

Minebea Co., Ltd. is pleased to enclose for filing the following documents:

a) Press release dated on March 28, 2003
b) Press release dated on April 10, 2003
c) Press release dated on April 18, 2003
d) Press release dated on April 25, 2003
e) Brief report of consolidated financial results (Year ended March 31, 2003)
f) Brief report of non-consolidated financial results (Year ended March 31, 2003)
g) Press release dated on June 19, 2003
h) Notice of the 57th Ordinary General Meeting of Shareholders
i) Notice of the Resolutions Made at the 57th Ordinary General Meeting of Shareholders
j) 57th Business Term Business Report
k) Press release dated on June 27, 2003

dlw 7/22

These releases are to be filed with respect to the Issuer's obligations pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Sincerely,



Akane Unno
Investor Relations

(Translation)

March 28, 2003

< PRESS RELEASE >

Minebea Co., Ltd.

Managerial Assignments and Organizational Changes

We would like to announce managerial assignments and organizational changes effective April 1, 2003 as follows:

1. Managerial Assignments

< New Assignment >	< Former Assignment >	< Post to be Retained >
Takayuki Yamagishi, Mr.		
General Manager of Engineering Headquarters	General Manager of The 2nd Manufacturing Headquarters and Hamamatsu Manufacturing Unit	Senior Managing Director
Rikuro Obara, Mr.		
General Manager of Manufacturing Headquarters	General Manager of The 1st Manufacturing Headquarters	Senior Managing Director

2. Organizational Change

1) We have integrated the 1st Manufacturing Headquarters and the 2nd Manufacturing Headquarters, and newly established the Manufacturing Headquarters.
2) We have newly established the Engineering Headquarters.

For further information and inquiries, please contact:

Minebea Co., Ltd.
Personnel & General Affairs Department

Shunji Mase, Mr.
Director and General Manager of Personnel & General Affairs Department

Naoyuki Kimura, Mr.
Manager of Personnel & General Affairs Department

ARCO Tower, 19th Floor,1-8-1, Shimo-Meguro,
Meguro-ku, Tokyo 153-8662
Tel: 03-5434-8612 Fax: 03-5434-8601

* * * * * *

April 10, 2003

To Whom It May Concern

Company Name : Minebea Co., Ltd.
Representative : Tsugio Yamamoto
President and
Representative Director
(Code No. 6479 TSE Div. No.1)
Contact Person : Sadahiko Oki
Director and General
Manager of Accounting
Department
(Tel. 03-5434-8611)

Disposal of Subsidiaries; Withdrawal from the Business of Switching Power Supplies, Inductors and Transformers; and Revision of Business Performance Forecast

We hereby announce that our Board of Directors has resolved at a meeting on April 10, 2003 to liquidate MINEBEA EUROPE FINANCE B.V.; sell or liquidate IMC MAGNETICS CORP., both of which are our subsidiaries; to withdraw from the business of switching power supplies, inductors and transformers; and to declare losses arising from the disposal of subsidiaries and the withdrawal from the business of the three products as follows. We also inform you that the forecast of business performance for fiscal year ended March 31, 2003 has been revised due to losses including losses on revaluation of investment securities as shown below.

I. Disposal of Subsidiaries

1. Liquidation of MINEBEA EUROPE FINANCE B.V.

(1) Background to liquidation

Since its establishment in Amsterdam, Netherlands in 1986, MINEBEA EUROPE FINANCE B.V. has operated as our finance controlling subsidiary in Europe. We have today decided to liquidate this subsidiary, because our fund-raising in Europe has become stable and the company has achieved its initial objectives.

(2) Outline of MINEBEA EUROPE FINANCE B.V.

Location	:	Amsterdam, Netherlands B.V.
Representative	:	Kenji Senoue
Capital	:	Euro226,000
Shareholder and ownership	:	Minebea Co., Ltd. 100%
Planned date of liquidation	:	September 2003

(3) Impact on business performance

We estimate the impact on business performance for fiscal year ended March 31, 2003 will be profit of ¥31 million on a non-consolidated basis and losses of ¥135 million on a consolidated basis to be incurred by writing off foreign currency translation adjustments.

2. Sale or Liquidation of IMC MAGNETICS CORP.

(1) Background to sale or liquidation

IMC MAGNETICS CORP., a manufacturer and supplier of mainly solenoid valves for aircraft, joined the Minebea Group in 1975. For these several years, the company has suffered lagged business performance owing to sluggish demand from the aircraft industry. To date we have strived to turn this company around. However, with market environment growing worse, we foresee no possibility of improving the company's performance in the future. Additionally, we see the company generating little synergistic effect within the Minebea Group. We have therefore decided to sell or liquidate this subsidiary.

(2) Outline of IMC MAGNETICS CORP.

Location	:	Arizona, the U.S.A.
Representative	:	G.H. Davidson
Sales	:	US$13,564 thousand (Fiscal year ended March 2003)
Capital	:	US$5,082 thousand
Shareholder and ownership	:	Minebea Co., Ltd. 100% (indirect ownership)
Planned date of liquidation	:	September 2003

(3) Impact on business performance

We estimate the impact on business performance for fiscal year ended March 31, 2003 will be losses of ¥710 million (US$6 million) on a consolidated basis.

II. Withdrawal from the Business of Switching Power Supplies, Inductors and Transformers

1. Reason for the Withdrawal

Given our consistent efforts for a long time to return the business of switching power supplies, inductors and transformers to profitability in vain, we have concluded it is hardly possible to improve their performance or to expand their operations in the foreseeable future and decided to discontinue and withdraw from these business.

2. Schedule for and Losses from the Withdrawal

(1) Schedule for the withdrawal

Decision on the withdrawal	:	April 10, 2003
Planned date of termination of production	:	December 31, 2003, or upon delivery of order backlog, whichever is earlier.

(2) Sales from switching power supplies, inductors and transformers	:	¥11,575 million (Fiscal year ended March 2003)
(3) Estimated losses from the withdrawal	:	¥3,100 million on a consolidated basis (Fiscal year ended March 2003)

III. Revision of Business Performance Forecast

In addition to the above items, we will post the following extraordinary losses for fiscal year ended March 31, 2003. We therefore revise as follows our business performance forecast for fiscal year ended March 31, 2003 (April 1, 2002 to March 31, 2003) that we announced at the presentation of interim business results on November 14, 2002.

(1) Losses on revaluation of investment securities (same amount on consolidated and non-consolidated basis) ¥4,914, million

Extraordinary losses incurred by loss in value of financial sector stock and other holdings as a result of a large decline in the equity market.

(2) Losses on liquidation of affiliates and subsidiaries (on a non-consolidated basis only) ¥1,543 million

Extraordinary losses for Minebea Electronics Co., Ltd., a wholly-owned subsidiary, as a result of withdrawal from the business of switching power supplies, inductors and transformers.

(3) Environmental preservation expenses (on a consolidated basis only) ¥1,195 million

Extraordinary losses in connection with reserve for environmental preservation expenses in the U.S.

1. Revision of Forecast of Consolidated Business Performance

(1) Full Period (April 1, 2002 to March 31, 2003)

(in millions of yen)

	Net Sales	Operating Income	Ordinary Income	Net Income
Forecast announced on Nov. 14, 2002 (A)	272,000	21,500	16,500	6,500
Revised forecast (B)	272,000	18,600	13,600	−3,200
Variation (B−A)	0	−2,900	−2,900	−9,700
Percentage change (%)	0%	−13.5%	−17.6%	—
(For reference) Previous results (Fiscal year ended Mar. 2002)	279,344	21,972	15,995	5,298

2. Revision of Forecast of Non-consolidated Business Performance

(1) Full Period (April 1, 2002 to March 31, 2003)

(in millions of yen)

	Net Sales	Operating Income	Ordinary Income	Net Income
Forecast announced on Nov. 14, 2002 (A)	165,000	5,500	10,500	5,100
Revised forecast (B)	163,000	5,000	11,000	1,200
Variation (B−A)	−2,000	−500	500	−3,900
Percentage change (%)	−1.2%	−9.1%	4.8%	−76.5%
(For reference) Previous results (Fiscal year ended Mar. 2002)	175,218	1,848	10,033	4,351

(2) Dividend Payment

Dividend to be paid at the end of the current term will be ¥7 per share as initially planned.

* * * * * *

(Translation)

April 18, 2003

< PRESS RELEASE >

Minebea Co., Ltd.

Managerial Assignments and Organizational Changes

We would like to announce managerial assignments effective April 21, 2003 as follows:

1. Managerial Assignments

〈 New Assignment 〉	〈 Post to be Retained 〉
Hirotaka Fujita, Mr.	
General Manager of Hamamatsu Manufacturing Unit	General Manager of Electro Devices Division and Power Electronics Division and PE Manufacturing Department of Hamamatsu Manufacturing Unit

For further information and inquiries, please contact:

Minebea Co., Ltd.
Personnel & General Affairs Department

Shunji Mase, Mr.
Director and General Manager of Personnel & General Affairs Department

Naoyuki Kimura, Mr.
Manager of Personnel & General Affairs Department

ARCO Tower, 19th Floor,1-8-1, Shimo-Meguro,
Meguro-ku, Tokyo 153-8662
Tel: 03-5434-8612 Fax: 03-5434-8601

* * * * * *

(Translation)

Press Release

April 25, 2003

Minebea Co., Ltd.
Representative: Tsugio Yamamoto,
President and Representative Director
(Code No. 6479, TSE First Section)
Contact Person: Shunji Mase,
Director and General Manager of Personnel & General Affairs Dept.
Tel: 03-5434-8612
Fax: 03-5434-8601
E-mail: smase@minebea.co.jp

Minebea Introduces an Executive Officer System and Changes to Management Structure

Minebea announced today that its Board of Directors resolved at the meeting on April 25, 2003, to introduce an Executive Officer System and amend the structure of the Board of Directors as indicated below. These two resolutions will be submitted for approval at the General Shareholders' Meeting in June 2003 and at the meeting of the Board of Directors to be held subsequently.

1. Introduction of an Executive Officer System (effective June 27, 2003)

To reinforce the Board of Directors' function as the highest decision making body, we will reduce the number of Members of the Board of Directors to 10, from 25, with the aim of realizing quicker and more strategically focused management decision making. Two of the 10 Board members will be independent directors, enabling us to strengthen the relative role of independent directors.

Additionally, we will introduce an Executive Officer System to facilitate a clear distinction between the Board of Directors with management and supervisory functions and Executive Officers with business executing functions.

Unlike Directors on the Board, Executive Officers can be elected or dismissed by the Board of Directors at its discretion. We expect that the flexible use of this system will help further vitalization of our organization and human resources.

2. Changes to Management Structure (effective June 27, 2003)

In addition to introducing an Executive Officer System, we intend to reduce the number of Members of the Board of Directors to 10, from the current 25. To this end, we intend to amend the Articles of Incorporation to limit the maximum number of Members of the Board of Directors to 10 and will submit this as one of agenda for approval at the General Shareholders' Meeting in June 2003.

Thirteen current Directors and eight employees will be appointed as Executive Officers.

(1) Members of the Board (○=Members of the Board who will serve concurrently as Executive Officers, *=Independent Directors.)

Name	***New Post***	**Current Post**
○Tsugio Yamamoto	Representative Member of the Board, President and Chief Executive Officer	President and Representative Director
○Yoshihisa Kainuma	Member of the Board, Senior Managing Executive Officer	Senior Managing Director
○Takayuki Yamagishi	Member of the Board, Senior Managing Executive Officer	Senior Managing Director
○Rikuro Obara	Member of the Board, Senior Managing Executive Officer	Senior Managing Director
○Ryusuke Mizukami	Member of the Board, Senior Managing Executive Officer	Senior Managing Director
○Kenji Senoue	Member of the Board, Senior Managing Executive Officer	Senior Managing Director
○Tosei Takenaka	Member of the Board, Senior Managing Executive Officer	Senior Managing Director
○Koichi Dosho	Member of the Board, Managing Executive Officer	Managing Director
* Atsushi Matsuoka	Member of the Board	Director
* Chanchai Leetavorn	Member of the Board	Director

(2) Corporate Auditors (○=Newly appointed Auditors, *=Independent Auditors)

Name	***New Post***	**Current Post**
Shinichi Mori	Standing Corporate Auditor	Standing Corporate Auditor
Yoshinori Amano	Standing Corporate Auditor	Standing Corporate Auditor
* Mitsuo Ichikawa	Corporate Auditor	Corporate Auditor
○* Isao Hiraide	Corporate Auditor	Tax Advisor

(3) Executive Officers (○=Executive Officers newly appointed from among employees)

Name	*New Post*	Current Post
Takashi Yamaguchi	Managing Executive Officer	Managing Director
Tomihiro Maruta	Managing Executive Officer	Managing Director
Sadao Sawamura	Executive Officer	Director
Akihiro Hirao	Executive Officer	Director
Sadahiko Oki	Executive Officer	Director
Takuya Naka	Executive Officer	Director
Yukio Shimizu	Executive Officer	Director
Masayoshi Yamanaka	Executive Officer	Director
Shunji Mase	Executive Officer	Director
Hiroharu Katogi	Executive Officer	Director
Susumu Fujisawa	Executive Officer	Director
Masamitsu Osada	Executive Officer	Director
Akio Okamiya	Executive Officer	Director
○Eiichi Kobayashi	Executive Officer	General Manager of Production Technology Center and Tool & Die Dept. and, Karuizawa Manufacturing Unit, Manufacturing Headquarters
○Motoyuki Niijima	Executive Officer	General Manager of Measuring Components Division, Manufacturing Headquarters
○Tadahiko Mori	Executive Officer	General Manager of Logistic Procurement Dept. and Sales Logistics Support Office, Tokyo Administration Headquarters
○Hiroyuki Yajima	Executive Officer	General Manager of Bearing Division and Bearing Manufacturing Dept.,

		Karuizawa Manufacturing Unit, Manufacturing Headquarters
○Masao Iwasa	Executive Officer	General Manager of Administration Office, Karuizawa Manufacturing Unit, Manufacturing Headquarters
○Hirotaka Fujita	Executive Officer	General Manager of Hamamatsu Manufacturing Unit, Electro Devices Division, Power Electronics Division and PE Manufacturing Dept., Manufacturing Headquarters
○Kunio Shinba	Executive Officer	General Manager of Global Storage Component Product Management, Sales Headquarters
○Junichi Mochizuki	Executive Officer	General Manager of Global Bearing Product Management, Sales Headquarters

The following individuals will resign from their current posts at the General Shareholders' Meeting in June 2003.

Masahito Saigusa, Senior Managing Director
Tomeshiro Takeuchi, Director
Toshiro Uchida, Corporate Auditor

******

Press Release

April 25, 2003
Minebea Co., Ltd.

Minebea Obtains JCSS Certification in Single-Shaft Testers (Tensile Compression Testers)

Minebea Co., Ltd. obtained the following Japan Calibration Service System (JCSS) certification in single-shaft testers or tensile compression testers on February 5, 2003:

Accredited Area:	Force
Equipment:	Single-Shaft Tester (Screw-Type)
Certification Number:	0130
Applied Standard:	JIS Q 17025 (ISO/ICE 17025)
Date of Certification:	February 5, 2003
Applicable Law:	Article 143 of the Japanese Measurement Law
Accreditation Agency:	Conformity Assessment Center of Japan's National Institute of Technology and Evaluation

As of March 31, 2003, five business corporations in Japan have obtained JCSS certification in single-shaft testers, and Minebea Co., Ltd. is one of these companies. The aforementioned accreditation has authorized us to issue calibration certificates with a JCSS mark. The calibration certificates, which will be prepared pursuant to a mutual recognition agreement ("MRA") on calibration services, can be seen as proof that the quality of customers' single-shaft testers manufactured by Minebea is internationally recognizable.

Outline of the Japan Calibration Service System (JCSS)

The JCSS, which is a calibration service system traceable to Japan's national measurement standards, has two functions—disseminating information on the national measurement standards and accrediting calibration service providers—introduced by the revised Japanese Measurement Law, enforced in November 1993.

The JCSS plays a very important role in supporting the basis of the reliability of various test and measurement data. Under this service system, the calibration service accreditation agency assesses applicants' technical capabilities and accredits only qualified applicants as authorized JCSS service providers, thereby ensuring the traceability of the JCSS to Japan's national measurement standards.

The JCSS service providers have fulfilled the qualifications for accreditation stipulated in the Measurement Law, as well as the general requirements for the capabilities of laboratories and calibration service organizations (ISO/IEC17025) under the accreditation standards. In addition, as they have observed the Mutual Recognition Agreement ("MRA"), the JCSS service providers have also met the requirements established by the Asia Pacific Laboratory Accreditation Cooperation ("APLAC") and the International Laboratory Accreditation Cooperation ("ILAC")—both are regional and international calibration qualifying associations.
Sixty organizations in approximately fifty countries have now participated in the APLAC and the ILAC. The calibration certificates with a JCSS mark we will issues at customers' requests will be widely accepted—not only in Japan but also overseas, in areas, which are member states of the APLAC and the ILAC.

Advantages of Earned Certification
We can issue calibration certificates with a JCSS mark traceable to Japan's national measurement standards. In addition, as an authorized JCSS service provider, we can ensure that our technical capabilities and quality system are reliable.

Manufacturers' inspections are centered on inspections in accordance with their own inspection method—basically a method described in the Japanese Industrial Standards, correcting the graduations of measuring instruments, and guaranteeing the measured results. JCSS inspections center on the calibration service organizations (JCSS service providers) authorized by the nation and correct the graduations of measuring instruments. The authorized calibration service providers serve as alternatives to conventional third-party inspection service providers.

For further information and inquiries, please contact:

Minebea Co., Ltd.
Masaki Ishikawa
Corporate Communications Office
Corporate Planning Department

Tel: 81-3-5434-8637
Fax: 81-3-5434-8607
E-mail: mishikaw@minebea.co.jp/
URL: http://www.minebea.co.jp/
http://www.minebea-mcd.com/

Attachment: Photo of Minebea-made single-shaft tester (tensile compression tester)



Minebea-Made Single-Shaft Tester (Tensile Compression Tester)